August 11, 2009

BY EDGAR AND BY FAX 703-813-6963

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention:	Damon Colbert David Link

RE:

A.T. Cross Company (File No. 001-06720)
Form 10-K for Fiscal Year Ended January 3, 2009, filed March 18, 2009
Definitive Proxy Statement on Schedule 14A, filed March 26, 2009
Form 10-Q for Fiscal quarter Ended April 4, 2009, filed May 13, 2009

On behalf of the A.T. Cross Company ("Cross" or the "Company"), the following responses are provided to the comments submitted to Cross by the staff of the Commission (the "Staff") in a letter dated July 10, 2009 (the "Letter") relating to Cross' Form 10-K for Fiscal Year Ended January 3, 2009, filed March 18, 2009; Definitive Proxy Statement on Schedule 14A, filed March 26, 2009 and Form 10-Q for Fiscal quarter Ended April 4, 2009, filed May 13, 2009. The full text of each comment is set forth below in italics followed by the Company's responses.

Form 10-K for Fiscal Year ended January 3, 2009
Liquidity and Capital Resources, page 12
1.

We note on page 13 that you are required to comply with several covenants under your line of credit agreement and that you had defaulted under certain covenants as of January 3, 2009. Please tell us whether the likelihood of non-compliance with the covenants or default of the debt is remote. If the likelihood is more than remote, provide us and disclose in future filings the calculated ratios in addition to the minimum/maximum ratios established by the agreement. In addition, revise future filings to discuss the potential consequences of not complying with or being able to obtain waivers for defaults in the future. Refer to FRC 501.03 for additional guidance.

Answer

At fiscal year end 2008, the Company was in default on one of its required Bank covenants, the minimum Tangible Net Work (TNW) covenant. The TNW covenant required the Company to maintain a minimum of $50 million in tangible net worth at each quarter end. Late in the fourth quarter of 2008, the Company received its year end 2008 pension valuation from its actuaries. Due to the highly unfavorable conditions in the U.S. equity markets, the Company had to record an increase to its pension liability that reduced its TNW to $48.8 million or 2.4% below the required minimum. Prior to the 2008 year end, the Company had been in full compliance with all of the required covenants, by substantial margins.

Subsequent to year end 2008, the Company amended the credit agreement to adjust for changes in pension asset valuations as well as anticipated restructuring activities.

The Company has concluded that future default does not meet the standard of remote as such we will add the following disclosure to our future filings beginning with the quarter ended July 4, 2009:

	Covenant Description	Covenant Requirement	Calculated Company Value July 4, 2009
	Tangible Net Worth	Cannot be less than $40 million	$48.0 million
	Capital Expenditures	Cannot exceed the greater of $10 million in a year or $10 million plus prior year expenditures less the $10 million cap	$3 million
	Consolidated Debt Service Ratio	Cannot exceed 2.5 to 1	2.07:1

Further, because the Company's net debt position is approximately $6.2 million, we believe the current impact of non-compliance and inability to obtain a waiver would not have a significant adverse impact; if we were unable to obtain a waiver we would use our cash to repay a portion of the outstanding debt. We will continue to monitor this matter and if circumstances change we will update our disclosures accordingly.

Critical Accounting Polices and Estimates, page 14
Contractual Obligations and Commercial Commitments, page 14
2.

We note in the table presented on page 14 that it appears you do not plan to pay any amounts toward pension plan obligations beyond 2009. Please clarify your presentation of pension plan obligations within the table and reconcile the presentation to your deficiency of plan assets over projected benefit obligations as of January 3, 2009 as shown on page 31. In addition, provide a footnote that describes the legal obligation.

Answer

At the time of the 10-K filing, there were no actuarially calculated funding projections available for future years, therefore, the Company included only those payments required to be made in 2009. In future filings, the Company will estimate forward funding and footnote the table to disclose this uncertainty. We believe this will properly disclose management's intentions to fund the pension going forward as well as disclose the uncertainty related to the amounts and timing of those payments. In the Company's Form 10-Q, for the period ended July 4, 2009, the Company will expand discussion of its intent to fund its defined benefit pension plans in the future and add the following disclosure to the Employee Benefits Plans, Note I, and to the Liquidity section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

"The Company expects to contribute $1.0 million to its defined benefit pension plans, $1.0 million to its defined contribution retirement plans and $0.1 million to its excess benefit plan in 2009. Additionally, the Company expects to meet or exceed its minimum funding requirements for its defined benefit plans in future years. The Company anticipates these future funding requirements to be between $1.0 million and $2.0 million per year."

Legal Obligations: In the Company's Form 10-Q, for the period ended July 4, 2009, the Company will expand discussion of its Legal Obligations in the Liquidity section of Management's Discussion and Analysis of Financial Condition and Results of Operations to include and in future filings will provide a footnote that states: "As part of the acquisition of Native Eyewear, the Company assumed the liability of future payments associated with a "settlement in lieu of future royalties." The payments will be $200,000 each January through 2012."

Retirement Obligations, page 15
3.

We note that you assumed an expected rate of return on plan assets of 8.125% in 2007 and did not change the assumption in 2008. We further note on page 31 that you recorded an actual loss on plan assets of $6,631 thousand in 2008 and a return of $574 thousand in 2007. Given the economic environment, please tell us and discuss in future filings the factors you considered in determining your assumed expected rate of return on plan assets. In addition, expand your discussion of your critical accounting estimates to provide a sensitivity analysis that demonstrates how a reasonably likely change in the assumed long-term rates of return would impact the results of operations and funding obligations.

Answer

In order to establish the rate of return assumption for each annual pension valuation, the Company utilizes an "asset return model", which calculates the expected weighted average rate of return that might be achieved over a 20-year duration, given the Company's targeted asset allocations. The model incorporates a host of historical and forward-looking assumptions, and the results are used only as a guide. For the valuations prepared in 2007 and 2008, the model supported the assumed 8.125%. The same model has been used to establish the 1/1/2009 expected return, and because of the impact of equity market results in 2008, it supports a lower rate of return assumption, and therefore, the Company will be using a 7.8% rate for 2009. The decline of 32.5 basis points in the assumed rate of return will increase net periodic benefit cost by approximately $90,000 (all other assumptions being equal).

We will add the following sentence to the critical accounting policies section of future filings beginning with our 10-K for the year ended January 2, 2010:

A 25 basis point change in our rate of return would increase or decrease the net periodic benefit cost by approximately $80,000 which would ultimately have a corresponding effect on the projected funding requirements.

Notes to Consolidated Financial Statements, page 23
Note K - Income Taxes, page 34
4.

We note on page 37 your disclosure of geographic information. Please tell us whether you have offset current deferred tax liabilities and assets and noncurrent deferred tax liabilities and assets for different tax-paying components or jurisdictions. See paragraph 42 of SFAS 109.

Answer

The Company has not offset current deferred tax liabilities and assets and noncurrent deferred tax liabilities and assets for different tax-paying components or jurisdictions as prohibited under paragraph 42 of SFAS 109.

Item 15 Exhibits, Financial Statement Schedules
5.

We note that Exhibit 10.8 is incorporated by reference to your Form 8-K filed October 25, 2005. We also note that the exhibit was not filed with that Form 8-K. Please file the exhibit as an amendment to your next periodic report filed under the Securities Exchange Act of 1934.

Answer

Exhibit 10.8, the A.T. Cross Company Long Term Incentive Plan and the Severance Program in Item 15 of the Company's 2008 10-K, is incorporated by reference to the Company's Form 8-K filed October 25, 2005. All material aspects of the Plan and the Program were filed in Form 8-K as an Item 1.01, "Entry into a Material Definitive Agreement" and not as an exhibit to Form 8-K as there was no written documentation related to the Severance Program. The Long Term Incentive Plan consisted of Restricted Stock Grants made under the Company's Omnibus Incentive Plan previously filed with the SEC as Exhibit 10 to the Company Form 10-Q for the quarterly period ended July 3, 2004, filed on August 13, 2004.

6.

We note that certain of the schedules and all of the exhibits are omitted from Exhibit 10.9. Please file a complete copy of the exhibit as an amendment to your next periodic report filed under the Securities Exchange Act of 1934.

Answer

The Company believes that it has met the sprit of the filing requirements regarding the Credit Agreement and first amendment with Bank of America with Exhibit 10 to Form 10-Q for the quarterly period ended March 29, 2008, which includes all of its material terms and conditions. The Company believes the inclusion of every schedule and exhibit would not provide the reader with any more useful information regarding the agreement. The entire credit agreement, including all schedules and exhibits, exceeds six hundred pages. The process of "edgarizing" the entire document would be arduous and costly.

The A.T. Cross Company acknowledges that:
●	The company is responsible for the adequacy and accuracy of the disclosures in the filing;
●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or required further information on any of the matters above, please contact me.

Sincerely,

Kevin F. Mahoney

Senior Vice President, Finance

Chief Financial Officer & Treasurer

401-335-8470

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